Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

July 28, 2016

160224.010100

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Caleb French

Re:	Atomera Incorporated Registration Statement on Form S-1

Filed June 30, 2016
SEC File No. 333-212353

Dear Mr. French:

On behalf of our client, Atomera Incorporated, a Delaware corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Scott A. Bibaud, Chief Executive Officer of the Company, dated July 21, 2016 on the above-referenced Registration Statement on Form S-1 (“Registration Statement”). Concurrent with the filing of this letter, the Company is filing with the Commission an Amendment No. 1 to the Registration Statement (“Amendment”).

The Amendment has been prepared in response to Staff’s comment letter dated July 21, 2016, the text of which we have incorporated into this response letter for convenience.

Staff Comment and Company Response:

Prospectus Cover Page

1.	Please revise to indicate, if true, that your shares have only been approved for listing on the Nasdaq Capital Market since your present disclosure is anticipatory in nature.

Response: The requested change has been made to the cover page.

Risk Factors, page 6

2.	We note your response to comment 2. Please respond to that portion of the comment which asked you to tell us details about the test conditions and demonstrate how you used objective, empirical evidence to reach the conclusion that group transistors using your technology “consistently demonstrated increased speed, reliability and energy efficiency.” Please also revise your disclosure to indicate any limitations of the tests and whether the tests demonstrated potential disadvantages of your technology, as appropriate.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2016

Response: The Company has conducted many tests and experiments internally, with customers and in partnership with academic institutions to develop, optimize and demonstrate its MST technology. Theories are tested through mathematical modeling and physical measurement of processed semiconductor wafers using industry standard practice and procedures. Because the Company does not own a semiconductor factory, wafers are processed by the Company’s targeted customers, academic institutions and other third parties.

The testing referred to in the fourth risk factor and elsewhere throughout the prospectus was conducted by third parties in collaboration with the Company. The most relevant testing, and the tests upon which the Company bases its performance claims, were conducted by potential customers of the Company, including IDMs, fabless semiconductor manufacturers and foundries. In each case, the test was part of the process qualification stage, which is an initial stage in a customer’s consideration of its incorporation of the MST technology into their integrated circuits or equipment. In each case, the test was designed and controlled by the potential customer and the Company provided assistance in the application of the MST technology and the analysis of the test results. A typical test includes both “control” wafers which are processed in the normal fashion and other wafers which are processed using the Company’s MST technology. Measurements are taken by the potential customer using industry standard practices on both types of wafers. To date, the tests conducted by the Company’s potential customers have consistently produced empirical data demonstrating increased performance. Please refer to the studies submitted pursuant to Comment No. 3 for an example of the test conditions and empirical data involved in a typical test.

With regard to your comment concerning test limitations and potential disadvantages, please be advised that the tests to date have not demonstrated any potential disadvantages, other than the customary time, expense and risks any manufacturer or designer encounters in incorporating a new technology or process into its chip design or manufacturing process. Concerning test limitations, the Company does not believe that any of the tests were conducted under limitations that were unreasonable or would suggest that the test results were subject to question or doubt. However, we wish to confirm that each test was designed to measure performance metrics that were selected by the potential customer based on the performance metrics of most importance to the customer and each customer did not choose to test for all performance metrics, including speed, reliability, energy efficiency and miniaturization.

3.	We also note that your website, at http://atomera.com/mst/, contains claims regarding your technology such as “increased mobility and drive current” and “[g]ate leakage reduction of up to 50%,” along with links to studies purporting to support those claims. Please tell us the relationship between the statements and studies found on your website and your claims about performance in the prospectus. If appropriate, please provide us with copies of those studies.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2016

Response: We are submitting to the staff under separate cover pursuant to Rule 418 under the Securities Act of 1933 the studies found on the Company’s website. Please be advised that the Company considers the statements made on its website to be consistent with its performance claims in the prospectus. We believe the staff’s comment focuses on the Company’s use of different terminology to express the same concept. For example, “gate leakage reduction” is considered by the Company to be another way of saying “increased energy efficiency” and “increased mobility and drive current” is another way of saying “increased speed and reliability.” The Company’s website was designed primarily to serve as an introduction of the Company and its MST technology to semiconductor industry participants and the language used on the website was chosen to conform to methods of expression used in the industry. Finally, please be advised that the website statements concerning “gate leakage” and “drive current” are supported by the last paragraph of the study captioned, “Silicon Superlattice on SOI for High Mobility and Reduced Leakage.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Financial Condition

4.	We note your revised disclosure indicating that you anticipate requiring $15 million in capital in addition to the offering’s proceeds to carry out your business plan. We also note that on page 6 your disclosure suggests that the proceeds from this offering will be sufficient to carry out your business plan. Please reconcile these two disclosures and revise to briefly describe the anticipated sources of additionally required capital, as appropriate.

Response: We have revised the “Financial Condition” section on page 22 to reconcile the disclosure.

The Company has endeavored to fully respond to the Staff’s comments set forth in its letter dated July 21, 2016. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue
Daniel K. Donahue

cc:	Atomera Incorporated
Marcum, LLP
Golenbock Eiseman Assor Bell & Peskoe LLP

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM